                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (AMENDMENT NO.        )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
[ ]      Preliminary Proxy Statement
[ ]      Confidential, for Use of Commission Only (as permitted by Rule
         14a-6(e)(2))
[X]      Definitive Proxy Statement
[ ]      Definitive Additional Materials
[ ]      Soliciting Material Pursuant to Section 240.14a-11(c) or Section
         240.14a-12

                          ENVIRODYNE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                               ZAPATA CORPORATION
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]      No fee required.
[ ]      Fee computed on table below per Exchange Act Rules 14a-6(i) and 0-11.

         (1) Title of each class of securities to which transaction applies:

         -----------------------------------------------------------------------
         (2)     Aggregate number of securities to which transaction applies:

         -----------------------------------------------------------------------
         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         -----------------------------------------------------------------------
         (4)     Proposed maximum aggregate value of transaction:

         -----------------------------------------------------------------------
         (5)     Total fee paid:

         -----------------------------------------------------------------------

[ ]      Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)     Amount Previously Paid:

                 ---------------------------------------------------------------
         (2)     Form, Schedule or Registration Statement No.:

                 ---------------------------------------------------------------
         (3)     Filing Party:

                 ---------------------------------------------------------------
         (4)     Date Filed:

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


                               ZAPATA CORPORATION

                        1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100


                          -------------------------


                                PROXY STATEMENT

           In Opposition to Solicitation by the Board of Directors of
                          ENVIRODYNE INDUSTRIES, INC.


                          -------------------------

                       ANNUAL MEETING OF STOCKHOLDERS OF
                          ENVIRODYNE INDUSTRIES, INC.

                           To be held on May 16, 1997

To Fellow Stockholders of Envirodyne:

                 This Proxy Statement and the accompanying BLUE proxy card are being furnished by Zapata Corporation, a Delaware corporation ("Zapata"), to stockholders of Envirodyne Industries, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by Zapata for use at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held on Friday, May 16, 1997, at 9:00 a.m., local time, at Sidley & Austin, One First National Plaza, 55th Floor Conference Center, Chicago, Illinois, and at any adjournment or postponement thereof. The principal executive offices of the Company are located at 701 Harger Road, Suite 190, Oak Brook, Illinois 60521. This Proxy Statement and the enclosed BLUE proxy card are being sent to stockholders by Zapata on or about April 29, 1997.

                 For the Annual Meeting, Zapata is soliciting proxies in support of:

                 1. The election of the following three nominees of Zapata (the "Zapata Nominees") to serve as directors until the next Annual Meeting and until their successors are elected and qualified:

                          Malcolm I. Glazer, Avram A. Glazer and Robert V.
Leffler, Jr.;

                 2. The ratification of the appointment of Coopers & Lybrand L.L.P. as the Company's independent accountants for the fiscal year ending December 25, 1997; and

                 3. A proposal recommending that the Board of Directors of the Company take appropriate action to redeem as soon as practicable the rights issued under the Rights Agreement between the Company and Harris Trust & Savings Bank dated as of June 26, 1996 (the "Rights Plan") or otherwise terminate the Rights Plan and not implement any other stockholder rights plan without a binding vote of the Company's stockholders.

                 As reported in the Notice of Annual Meeting of Stockholders and Proxy Statement filed by the Company (the "Company Proxy Statement") with the Securities and Exchange Commission on April 18, 1997, the record date (the "Record Date") for the Annual Meeting is March 21, 1997. Only stockholders of record as of the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. According to the Company Proxy Statement, as of the close of business on the Record Date there were outstanding 14,552,233 shares of the Company's common stock, par value $0.01 per share ("Common Stock"). Each share of Common Stock is entitled to one vote on all matters to come before the Annual Meeting. The Company has no other class of voting securities outstanding.

                 Shares of Common Stock cannot be voted at the Annual Meeting unless the holder thereof is present in person or represented by proxy. When the accompanying BLUE proxy card is properly executed and returned, the shares represented thereby will be voted as specified thereon. If no specification has been given in a proxy and authority to vote has not been withheld, the shares represented thereby will be voted: "FOR" the Zapata Nominees, "FOR" the ratification of the appointment of Coopers & Lybrand L.L.P. as the independent accountants for the Company for the 1997 fiscal year and "FOR" the proposal recommending that the Board of Directors redeem the rights issued under or otherwise terminate the Rights Plan. As to any other matters as may properly come before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote in accordance with their judgment on such matters pursuant to discretionary authority. See "Voting and Proxy Procedures" below.

                 TO ELECT THE ZAPATA NOMINEES TO THE COMPANY'S BOARD OF DIRECTORS AND TO VOTE IN FAVOR OF THE PROPOSAL RECOMMENDING THAT THE BOARD OF DIRECTORS TAKE ACTION TO REDEEM THE RIGHTS ISSUED UNDER OR OTHERWISE TERMINATE THE STOCKHOLDERS RIGHTS PLAN, PLEASE SIGN, MARK, DATE AND PROMPTLY RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ONLY YOUR LATEST DATED AND SIGNED PROXY WILL COUNT AT THE ANNUAL MEETING.

                 ZAPATA URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY





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
BY DELIVERING A LATER DATED BLUE PROXY CARD TO ZAPATA IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                 If you have any questions or need assistance in voting your shares or in changing your vote please contact Zapata at (713) 940-6100 or our solicitation agent:

                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                            Toll Free (800) 223-2064

                                       or

                             Bankers and Brokerage
                           Firms please call collect:
                                 (212) 440-9800





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
                            ANNUAL MEETING PROPOSALS

PROPOSAL 1:
APPROVAL OF THE ZAPATA NOMINEES
FOR ELECTION AS DIRECTORS AT THE ANNUAL MEETING

                 According to the Company Proxy Statement, the Board of Directors voted at a meeting held on March 19, 1997 to reduce the number of directors from seven to five members upon the expiration of the current term of directors. The terms of the seven incumbent directors will expire at the Annual Meeting. The Board of Directors is soliciting proxies in favor of the election of five incumbent Directors (excluding incumbent directors Malcolm I. Glazer and Avram A. Glazer) as nominees for election as directors to serve until the 1998 Annual Meeting of Stockholders of the Company and until their successors are duly elected and qualified. Zapata proposes that the three Zapata Nominees (including incumbent directors Malcolm I. Glazer and Avram A. Glazer) be elected as directors of the Company, to serve until the next Annual Meeting and until their successors shall have been duly elected and qualified.

                 Because the number of directors to be elected at the Annual Meeting is set at five and Zapata is soliciting proxies in favor of only three persons to serve as directors, the proxy holders on the enclosed BLUE proxy card cannot vote for more than three directors at the Annual Meeting. Accordingly, if you vote by returning the enclosed BLUE proxy card solicited by Zapata, you will not be able to cast votes for the full number of directors to be elected. Zapata is proposing only three nominees because a full slate of five nominees not approved by specified members of Board of Directors would result in the occurrence of a "change of control" for purposes of certain debt covenants of the Company. See "Possible Acquisition by Zapata of Additional Common Stock or Merger or other Business Combination with the Company" below. In addition, election of a full slate of five nominees without approval by a majority of "Continuing Directors" could, under the terms of the Rights Plan, leave the Company with no means of redeeming or amending the Rights. See "Annual Meeting Proposals -- Proposal 3" below. If all three Zapata Nominees are elected to serve as directors, the remaining two seats are likely to be filled by nominees of the Board of Directors. However, there can be no assurance that any elected nominee of the Board of Directors would serve on the Company's Board of Directors with the Zapata Nominees.

                 The name, business address, present principal occupation or employment and employment history of each of the Zapata Nominees is set forth below. Such information has been furnished by the respective nominees. Each of the Zapata Nominees, if elected, will hold office until the 1998 Annual Meeting of Stockholders and until his successor has been elected and qualified or until his earlier death, resignation or removal. Each of the Zapata Nominees has consented to serve as a director, if elected. While Zapata does not expect that any of the Zapata Nominees will be unable to stand for election, in the event that one or more of the Zapata Nominees become unavailable to serve, shares represented by the accompanying BLUE proxy card will be voted for a substitute candidate or candidates selected by Zapata or the proxy holders.

ZAPATA NOMINEES FOR DIRECTOR

                 MALCOLM I. GLAZER, age 68, has served as a director of the Company since May 1995. Mr. Glazer is a self-employed private investor, whose diversified portfolio consists of investments in television broadcasting, restaurants, restaurant equipment, food services equipment, health care, banking, real estate, stocks, government securities and corporate bonds. He is also the owner of the Tampa Bay Buccaneers, a National Football League franchise. Mr. Glazer has been President and Chief Executive Officer of First Allied Corporation ("First Allied"), an investment company, since 1984. He has served as a director of Zapata since July 1993, has been the Chairman of the Board of Directors of Zapata since July 1994 and served as President and Chief Executive Officer of Zapata from August 1994 until March 1995. He currently serves as the Chairman of the Board of Houlihan's Restaurant Group, Inc., a restaurant holding company ("Houlihan's"), and a director of Specialty Equipment Companies, Inc., a food services equipment manufacturer ("Specialty"). Malcolm I. Glazer is the father of Avram A. Glazer. His business address is 1482 South Ocean Boulevard, Palm Beach, Florida 33480.





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
                 AVRAM A. GLAZER, age 36, has served as a director of the Company since May 1995, and a member of the Audit Committee of the Board of Directors of the Company since January 1997. Mr. Glazer has served as the President and Chief Executive Officer of Zapata since March 1995. Prior to that time, Mr. Glazer was employed by, and worked on behalf of, Malcolm I. Glazer and a number of entities owned and controlled by Malcolm I. Glazer, including Florida Management Office, TV Management Office, Farmington Mobile Home Park, Inc., Century Development Corporation d/b/a/ KGNS Laredo and Canandaigua Mobile Park. Mr. Glazer has served as Vice President of First Allied since 1985. He has served as a director of Zapata since July 1993, and also is a director of Houlihan's and Specialty. Avram A. Glazer is the son of Malcolm I. Glazer. His business address is 18 Stoney Clover Lane, Pittsford, New York 14534.

                 ROBERT V. LEFFLER, Jr., age 51, has served as owner of the Leffler Agency, an advertising and marketing/public relations firm based in Baltimore, Maryland that specializes in sports, rental real estate and medical areas, for more than the past five years. Among the clients of the Leffler Agency are the Tampa Bay Buccaneers owned by Malcolm I. Glazer. Mr. Leffler has served as a director of Zapata since May 1995. His business address is 2607 North Charles St., Baltimore, Maryland 21218.

                 Zapata expects the Zapata Nominees, if elected, to receive such compensation as is provided to non-employee Directors of the Company under its established compensation arrangements. The established compensation arrangements for directors (including incumbent directors Malcolm I. Glazer and Avram A. Glazer) during 1996, as described in the Company Proxy Statement, consisted of the following:

                 Each director who was not an officer of the Company received an annual retainer of $20,000 in 1996 and a fee of $1,000 for each attended meeting of the Board of Directors. Chairmen of committees of the Board of Directors received an annual retainer of $1,500 in 1996. Directors also received a fee for each attended meeting of a committee of the Board of Directors of $1,000 ($500 in the case of committee meetings occurring immediately before or after meetings of the full Board of Directors). Directors who were officers of the Company did not receive compensation in their capacity as members of the Board of Directors. On May 10, 1995 (the date of the Company's 1995 Annual Meeting of Stockholders), each non-employee director of the Company received a non-qualified stock option to purchase 2,000 shares of Common Stock at an option exercise price equal to the fair market value of the Common Stock on the date of grant in accordance with the terms of the Envirodyne Industries, Inc. 1993 Stock Option Plan, as amended and restated. Pursuant to this Plan, on the date of the 1996 Annual Meeting of Stockholders, non-employee directors were granted an additional stock option to purchase 1,000 shares of Common Stock at an option exercise price equal to the fair market value of the Common Stock on the date of the grant. Pursuant to the Company's Non-Employee Directors' Compensation Plan, non-employee directors of the Company may elect to receive their director fees in the form of shares of Common Stock. The number of shares received is based on the average of the closing bid and asked price of the

                 Common Stock on the business day preceding the date the Common Stock is issued. All of the non-employee directors elected to receive their director fees in the form of shares of Common Stock for 1996.

                 ZAPATA STRONGLY ENCOURAGES YOU TO VOTE FOR EACH OF THE ZAPATA NOMINEES LISTED ABOVE ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF COOPERS & LYBRAND L.L.P. AS THE COMPANY'S INDEPENDENT ACCOUNTANTS FOR THE 1997 FISCAL YEAR

                 As set forth in the Company Proxy Statement, at the Annual Meeting, the stockholders will be asked to vote on a proposal to ratify the appointment of Coopers & Lybrand L.L.P. as the independent accountants for the Company for the fiscal year ending December 25, 1997. According to the Company Proxy Statement, representatives of Coopers & Lybrand L.L.P. are expected to be present at the Annual Meeting and will have an opportunity to respond to appropriate questions and make a statement if they so desire. The accompanying BLUE proxy card will be voted in accordance with your instructions on such matter. You may vote for ratification of the appointment of Coopers & Lybrand L.L.P. as the independent accountants or vote against or abstain from voting on ratification of Coopers & Lybrand L.L.P. by marking the appropriate box on the BLUE proxy card. If no marking is made, you will be deemed to have given a direction to vote the shares represented by the BLUE proxy card FOR the ratification of the appointment of Coopers & Lybrand L.L.P.

PROPOSAL 3:
RECOMMENDATION THAT THE COMPANY'S BOARD OF DIRECTORS TAKE APPROPRIATE ACTION TO REDEEM AS SOON AS PRACTICABLE THE RIGHTS ISSUED UNDER THE RIGHTS PLAN OR OTHERWISE TERMINATE THE RIGHTS PLAN AND NOT IMPLEMENT ANY OTHER STOCKHOLDER RIGHTS PLAN WITHOUT A BINDING VOTE OF THE COMPANY'S STOCKHOLDERS

                 Zapata strongly encourages you to vote in favor of the proposal recommending that the Board of Directors of the Company take appropriate action to redeem as soon as practicable the rights (the "Rights") issued under the Rights Plan or otherwise terminate the Rights Plan and not implement any other stockholder rights plan without a binding vote of the Company's stockholders. Proposal 3 is a recommendation to the Company's Board of Directors that, if approved, will not be binding on the Board of Directors.

                 On June 26, 1996, the Company's Board of Directors (Messrs. Malcolm I. Glazer and Avram A. Glazer dissenting), without stockholder approval, adopted the Rights Plan, a type of anti-takeover device commonly known as a "poison pill." In a June 26, 1996 press release, the Company stated that the adoption of the Rights Plan followed the announcement by Zapata that Zapata had raised its ownership of Common Stock to approximately 40.6% of the shares outstanding. The press release further stated that "[w]hile the Company has been and continues to be prepared to carefully consider good faith offers to acquire the Company, the Board believes that the Rights Plan will enhance the Board's ability to negotiate the best price possible, on behalf of all the Company's stockholders, should a change of control occur. The Rights Plan is designed, among other things, to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders." The terms of the Rights Plan effectively preclude Zapata from becoming the beneficial owner of shares of Common Stock if its aggregate beneficial ownership would equal or exceed 41% of the outstanding shares of Common Stock (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock on terms approved by a majority of the directors of the Company not representatives of or affiliated with Zapata).

                 If the Rights are redeemed, Zapata would be able to acquire beneficial ownership of additional shares of Common Stock above the 41% ownership threshold set by the Rights Plan. Zapata intends to continue to evaluate the possibility of acquiring additional shares of Common Stock and desires the opportunity to make such acquisitions without being effectively precluded from doing so by the terms of the Rights Plan. Such purchases of Common Stock by Zapata could include transactions in the open market or privately negotiated transactions not involving an offer to all stockholders of the Company. If Zapata obtains ownership of shares of Common Stock exceeding 50% of the outstanding shares of Common Stock entitled to vote, Zapata will be the beneficial owner of Common Stock having sufficient voting power to determine the outcome of any action taken by the stockholders of the Company (including action by written consent without a meeting), except for any vote prior to August 16, 1997 on certain "business combinations" within the meaning of Section 203 of the Delaware General Corporation Law. See "Possible Acquisition by Zapata of Additional Common Stock or Merger or Other Business Combination with the Company" below.

                 If Zapata acquires beneficial ownership of more than 50% of the Common Stock, the Company may be required, under the terms of instruments governing certain of its outstanding debt, to redeem such debt at the option of the respective holders at a premium. The Company has stated that such redemption could result in an additional cost to the Company of up to $18 million. See "Possible Acquisition by Zapata of Additional Common Stock or Merger or Other Business Combination with the Company" below.

                 The Rights Plan provides that the Board of Directors may redeem the Rights at an exercise price of $.001 per Right (subject to adjustment in certain circumstances), payable in cash or shares of Common Stock. The Rights Plan also provides, however, that a decision to redeem the Rights requires the concurrence of a majority of the Continuing Directors (as defined in the Rights Plan). The definition of Continuing Director in the Rights Plan generally includes directors of the Company who either were members of the Board of Directors on June 26, 1996 or subsequently become members of the Board of Directors if their nomination for election or election is approved by a majority of the Continuing Directors. The definition, however, excludes, among others, a director of the Company who, together with certain affiliates and associates, is the beneficial owner of 35% or more of the Common Stock then outstanding. As a result of this exclusion, Malcolm I. Glazer and Avram A. Glazer currently are not considered to be Continuing Directors and the Zapata Nominees, if elected, will likewise not be considered Continuing Directors. Under the terms of the

Rights Plan, a Zapata Nominee, if elected, would therefore be excluded from the group of directors whose concurrence is necessary to redeem the Rights or to amend the Rights Plan and whose recommendation or approval is necessary in order for persons who subsequently become directors to be Continuing Directors. Zapata believes that the provisions of the Rights Plan relating to Continuing Directors create an impediment to a change in composition of the Board of Directors that the Company's stockholders may desire because such provisions place certain members of the Company's existing Board of Directors (and successors approved by them) in a position to prevent new directors not approved by such members (or successors) from participating in any decision to redeem or amend the Rights. If, for example, the Company's stockholders voted to elect directors that do not include any Continuing Directors, a situation would be created in which the Rights could not, in accordance with the terms of the Rights Plan, be redeemed or amended, regardless of whether such action would be in the best interests of the Company and its stockholders. In addition, Zapata believes that the elements of the definition of Continuing Director and related provisions which discriminate against its existing ownership position are unfair and invalid. Zapata has filed a lawsuit against the Company and certain of its directors in the United States District Court for the Southern District of Texas, Houston Division. The lawsuit, among other things, seeks to invalidate the provisions of the Rights Plan relating to Continuing Directors so that any action now required to be approved by Continuing Directors may be taken by action of the Board of Directors. See "Possible Acquisition by Zapata of Additional Common Stock or Merger or Other Business Combination with the Company -- Certain Litigation."

                 If the three Zapata Nominees are elected, they will constitute a majority of the five-member Board of Directors. The combination of the recommended redemption of the Rights and the election of the Zapata Nominees may facilitate Zapata's ability to undertake transactions described under "Possible Acquisition by Zapata of Additional Common Stock or Merger or Other Business Combination with the Company" below.

                 ZAPATA STRONGLY ENCOURAGES YOU TO VOTE IN FAVOR OF THE PROPOSAL RECOMMENDING THAT THE COMPANY'S BOARD OF DIRECTORS TAKE ACTION TO REDEEM THE RIGHTS ISSUED UNDER OR OTHERWISE TERMINATE THE RIGHTS PLAN.

OTHER PROPOSALS

                 Except as set forth above, Zapata is not aware of any proposals to be brought before the Annual Meeting. Should other proposals be properly brought before the Annual Meeting, the persons named on the BLUE proxy card will vote on such proposals in accordance with their judgment pursuant to discretionary authority.

                 For a description of the voting and proxy solicitation procedures, see "Voting and Proxy Procedures" and "Proxy Solicitation" below.





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
                       POSSIBLE ACQUISITION BY ZAPATA OF
                       ADDITIONAL COMMON STOCK OR MERGER
                 OR OTHER BUSINESS COMBINATION WITH THE COMPANY

                 The purpose of Zapata's initial acquisition of Common Stock in August 1995 was to make an investment which would be the first step in a proposed transformation of Zapata away from the energy business and into food-related businesses. Zapata recently has announced its intention to change from its previous strategy of repositioning into food-related businesses to a new multi-industry strategy that includes expansion with various businesses as appropriate opportunities arise. Zapata intends to continue to evaluate the possibility of acquiring additional shares of Common Stock from time to time in the open market or in privately negotiated transactions or proposing a merger or other business combination with the Company but has not formulated any proposed terms for, or decided to pursue, any such transaction. See "Annual Meeting Proposals--Proposal 3" above for information regarding the effect of the Rights on Zapata's ability to acquire additional shares of Common Stock. Redemption of the Rights or termination of the Rights Plan would facilitate Zapata's ability to increase its level of ownership of Common Stock.

                 Election of the three Zapata Nominees would result in representatives of Zapata constituting a majority of the five-member Board of Directors of the Company. Zapata does not have any plans to change the executive management of the Company and is generally satisfied with the performance of the Company's executive management. A majority of the members of the Board of Directors would be in a position to cause the Company to enter into a merger agreement or other business combination transaction, subject to any requisite vote of the Company's stockholders. Zapata does not, however, intend to enter into any agreement for a merger or other business combination transaction between Zapata and the Company unless the agreement is approved by a committee of the Company's Board of Directors consisting entirely of persons not representatives of, or otherwise affiliated with, Zapata and an opinion from a nationally recognized investment banking firm is received to the effect that the terms of such transaction are fair to the Company's stockholders from a financial point of view. Depending on Zapata's level of ownership of Common Stock, Zapata might be in a position to exercise sufficient voting power to cause any requisite vote of the stockholders of the Company required in connection with such a transaction to be obtained. See "Annual Meeting Proposals -- Proposal 3."

                 The Company has outstanding debt that contains provisions giving the respective holders the right to require the Company to repurchase the debt upon the occurrence of a "change of control." A change of control under these provisions would occur if (i) any person is or becomes the beneficial owner of more than 50% of the Common Stock or (ii) during any period of two calendar years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new or replacement directors whose election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors of the Company at the beginning of such two-year period or whose election or nomination was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office. The Company has stated that if a change of control were to occur under these provisions, the Company would be required to repay early up to approximately $380 million principal amount of debt at an additional cost to the Company of up to $18 million. Zapata does not believe that election of the Zapata Nominees would cause a change of control within the meaning of the relevant provisions in the Company's debt instruments to be deemed to occur because after the election of the Zapata Nominees a majority of the members of the Company's Board of Directors would continue to consist of persons who were members of the Board of Directors (or new or replacement directors meeting the qualifications set forth in the definition of change of control) at the beginning of the relevant two-year period. If Zapata were to become the beneficial owner of more than 50% of the Common Stock such a change of control would be deemed to occur. In deciding whether to acquire additional Common Stock that would cause its beneficial ownership to exceed 50% of the Common Stock, Zapata would expect to consider relevant factors, including the terms on which debt required to be repurchased by the Company could be refinanced. Zapata has given preliminary consideration to a possible refinancing of the Company's debt that would be required to be repurchased or repaid in the event of a change of control, including preliminary consultation with a financial advisor regarding the ability of the Company to refinance the debt. Zapata believes that the debt (including the additional amount that would be required to be paid as a result of the occurrence of a change of control) could be refinanced but can provide no assurance to that effect. Zapata has not performed or received any analysis regarding the costs or other specific terms of a possible refinancing and can provide no assurance as to the terms on which such a refinancing could be accomplished, or the time that would be required. In addition to the adverse impact of the additional amount (above principal and accrued interest) that would be required to be paid as a result of a change of control, an adverse impact on the Company could result if the terms of any such refinancing involved higher interest rates, less favorable payment schedules, more restrictive covenants or other terms less favorable than those applicable to the existing debt. Zapata would expect to undertake an analysis of the terms on which the Company could accomplish such a refinancing, and the time that would be required, prior to taking any action that would result in the occurrence of a change of control under the debt instruments. Zapata does not intend to take action that would result in the occurrence of a change of control as defined in the debt instruments unless it has reasonable assurance that any required refinancing would be available prior to the time the Company is required to repurchase or repay the debt under the change of control provisions.

CERTAIN LITIGATION

     On April 18, 1997, Zapata filed a complaint against the Company and certain of its directors in the United States District Court for the Southern District of Texas, Houston, Division. In the complaint, as amended, Zapata alleges that the Company's proxy materials for use at the Annual Meeting inappropriately attempt to use the discretionary authority permitted by rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to defeat Proposal 3 because the proxy card proposed to be used by the Board of Directors in soliciting proxies for the Annual Meeting fails to offer stockholders the opportunity to state how they wish to vote on Proposal 3. The amended complaint seeks injunctive relief against the use of discretionary authority to vote proxies against Proposal 3. Zapata also alleges in the amended complaint that the Company has violated Exchange Act rules governing proxy solicitations as a result of, among other things, discrepancies between certain solicitation materials filed with the Securities and Exchange Commission and those disseminated to the public. In the amended complaint, Zapata also seeks to invalidate provisions of the Rights Plan requiring certain matters to be approved by Continuing Directors with the result that any action now required to be approved by Continuing Directors could instead be taken by action of the Board of Directors. In addition, Zapata requests declaratory relief with respect to its filings with the Securities and Exchange Commission pursuant to Section 13(d) of the Exchange Act regarding the Company's securities and pursuant to
Section 14(a) of the Exchange Act regarding solicitation of proxies for use at the Annual Meeting.


        On April 23, 1997, the Company filed an action against Zapata, Malcolm
I. Glazer and Avram A. Glazer in the United States District Court for the Northern District of Illinois, Eastern Division, alleging violations of
Section 13(d) of the Exchange Act by virtue of, among other things, Zapata's not amending its Schedule 13D with respect to securities of the Company to reflect Zapata's plan and intent to seek control of the Board of Directors and allegedly to cause the Company to engage in transactions with Malcolm I. Glazer and companies in which he has an interest and use control of the Board of Directors to operate the Company as a controlled subsidiary for the defendants' personal benefit, without paying a control premium to the Company's stockholders. The Company's complaint seeks declaratory and injunctive relief including, among other things, an order enjoining Zapata from voting any securities of the Company at the Annual Meeting.

                          VOTING AND PROXY PROCEDURES

                 At the Annual Meeting, five directors are to be elected for the ensuing year to hold office until the next Annual Meeting and until the election and qualification of their successors. Zapata is soliciting your proxy in support of the election of the three Zapata Nominees as directors of the Company. Because the number of directors to be elected at the Annual Meeting is set at five and Zapata is soliciting proxies in favor of only three persons to serve as directors, the proxy holders on the enclosed BLUE proxy card cannot vote for more than three directors at the Annual Meeting. Accordingly, if you vote by returning the enclosed BLUE proxy card solicited by Zapata, you will not be able to cast votes for the full number of directors to be elected. Zapata is proposing only three nominees because a full slate of five nominees not approved by specified members of Board of Directors would result in the occurrence of a "change of control" for purposes of certain debt covenants of the Company. See "Possible Acquisition by Zapata of Additional Common Stock or Merger or other Business Combination with the Company" above. In addition, election of a full slate of five nominees without approval by a majority of "Continuing Directors" could, under the terms of the Rights Plan, leave the Company with no means of redeeming or amending the Rights. See "Annual Meeting Proposals--Proposal 3" above. If all three Zapata Nominees are elected to serve as directors, the remaining two seats are likely to be filled by nominees of the Board of Directors. However, there can be no assurance that any elected nominee of the Board of Directors would serve on the Company's Board of Directors with the Zapata Nominees.

                 The Company's Board of Directors has set March 21, 1997 as the Record Date for determining those stockholders who will be entitled to notice of and to vote at the Annual Meeting. According to the Company Proxy Statement, as of the Record Date there were 14,552,233 shares of Common Stock issued and outstanding. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum for the conduct of business at the Annual Meeting.

                 As stated in the Company Proxy Statement, in the election of directors, each share of Common Stock is entitled to cast one vote for each director to be elected. Cumulative voting is not permitted. Nominees for director receiving the affirmative vote of a plurality of shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting will be elected as directors. For all matters except the election of directors, each share of Common Stock is entitled to one vote. The affirmative vote of a majority of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required for each of the other matters submitted to the stockholders for approval or ratification. A "broker non-vote" is a vote withheld by a broker on a particular matter in accordance with stock exchange rules because the broker has not received instructions from the customer for whose account the shares are held. Abstentions, directions to withhold authority and broker non-votes will be treated as present for determining a quorum. Abstentions, directions to withhold authority and broker non-votes will have no effect on the election of directors. On all other matters, abstentions will have the effect of a negative vote, and broker non-votes will have no effect.

                 Shares of Common Stock cannot be voted at the Annual Meeting unless the holder thereof is present or represented by proxy. IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE SIGN, MARK AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT TO GEORGESON & COMPANY INC. IN
THE ENCLOSED ENVELOPE IN TIME TO BE VOTED AT THE ANNUAL MEETING. When the accompanying BLUE proxy card is properly executed and returned, the shares represented thereby will be voted as specified thereon. If no specification has been given in a proxy and authority to vote has not been withheld, the shares represented thereby will be voted: "FOR" the Zapata Nominees, "FOR" the ratification of the appointment of Coopers & Lybrand L.L.P. as the independent accountants for the Company for the 1997 fiscal year and "FOR" the proposal recommending that the Board of Directors take action to redeem the Rights issued under or otherwise terminate the Rights Plan. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE BLUE PROXY CARD, YOU WISH TO VOTE THE SHARES HELD BY YOU AS RECOMMENDED BY ZAPATA ON ALL MATTERS TO BE ACTED UPON AT THE ANNUAL MEETING.

                 Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting.
If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. ACCORDINGLY, IT IS IMPORTANT THAT YOU VOTE THE SHARES HELD BY YOU ON THE RECORD DATE, OR GRANT A PROXY TO VOTE SUCH SHARES ON THE BLUE PROXY CARD, EVEN IF YOU SELL SUCH SHARES AFTER THE RECORD DATE.

                 ANY STOCKHOLDER GIVING A PROXY HAS THE RIGHT TO REVOKE IT AT ANY TIME PRIOR TO ITS EXERCISE BY (1) DELIVERING A WRITTEN, DATED REVOCATION OF SUCH PROXY OR (2) DELIVERING A LATER DATED PROXY OR (3) BY VOTING IN PERSON AT THE ANNUAL MEETING.

                 A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective and it is executed and delivered prior to the time that the action authorized by the executed proxy is taken. The revocation may be delivered to (i) Zapata Corporation, 1717 St. James Place, Suite 550, Houston, Texas 77056, Attention: Joseph L. von Rosenberg III; (ii) Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005; or (iii) to Envirodyne Industries, Inc., 701 Harger Road, Suite 190, Oak Brook, Illinois 60521,
Attention: Corporate Secretary. Although a revocation or later dated proxy delivered only to the Company will be effective to revoke a previously executed proxy, Zapata requests that if a revocation or later dated proxy is delivered to the Company, a photocopy of the revocation or later dated proxy also be delivered to Zapata or Georgeson & Company Inc., at the address set forth above, so that Zapata will be aware of such revocation.

                 If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card.


                               PROXY SOLICITATION

                 Proxies will be solicited by mail, advertisement, telephone, telegram, facsimile and/or personal solicitation by directors, officers or regular employees of Zapata. No such persons shall receive additional compensation for such solicitation. In addition, Zapata has retained Georgeson & Company Inc. to aid in the solicitation of proxies and to solicit proxies from brokers, bank nominees, institutional holders and registered holders. Zapata has agreed to pay Georgeson a fee of $40,000, plus out-of-pocket expenses. Zapata has also agreed to indemnify Georgeson against certain liabilities. Approximately 25 persons will be used by Georgeson in its solicitation efforts, which may also be made by mail, advertisement, telephone, telegram, facsimile and in person.

                 Zapata anticipates that a total of approximately $285,000 will be spent in connection with this solicitation. Actual expenditures may vary materially from the estimate, however, as many of the expenditures cannot be readily predicted. To date, expenses not in excess of $200,000 have been incurred in connection with the solicitation. The entire expense of preparing, assembling, printing and mailing this Proxy Statement and any other soliciting materials and the cost of soliciting proxies will initially be borne by Zapata. If the Zapata Nominees are elected, Zapata intends to request reimbursement from the Company for these expenses. This request will not be submitted to a vote of the Company's stockholders. Banks, brokerage houses and other custodians, nominees and fiduciaries will be required to forward the Proxy Statement and other solicitation material to the beneficial owners of the shares they hold of record, and Zapata will reimburse them for their reasonable out-of-pocket expenses.

                 Certain information about Zapata, the Zapata Nominees and the other "participants" in the proxy solicitation (the "Participants") is set forth in the attached Schedule I.

                 PLEASE SIGN, MARK, DATE AND PROMPTLY RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TO ELECT THE ZAPATA NOMINEES AND TO RECOMMEND THAT THE BOARD OF DIRECTORS OF THE COMPANY TAKE ACTION TO REDEEM THE RIGHTS ISSUED UNDER OR OTHERWISE TERMINATE THE RIGHTS PLAN.

                          OWNERSHIP OF COMPANY SHARES

                 See the Company Proxy Statement for information regarding shares of Common Stock held by the Company's directors, nominees, management and other 5% stockholders. Schedule II hereto sets forth certain information relating to the shares beneficially owned by the Participants.


                 STOCKHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

                 Information concerning the date by which proposals of stockholders intended to be presented at the 1998 Annual Meeting of Stockholders of the Company must be received by the Company for inclusion in the Company's proxy statement and form of proxy for that meeting is contained in the Company Proxy Statement under the heading "Stockholder Proposals for 1998 Annual Meeting" and is incorporated herein by reference.

                 Except as otherwise noted, the information concerning the Company contained in this Proxy Statement has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although Zapata does not have any knowledge that would indicate that any statements contained herein based upon such documents and records are untrue, Zapata does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Zapata.

                                        Sincerely,

                                        ZAPATA CORPORATION

                                        /s/ AVRAM A. GLAZER

                                        Avram A. Glazer
                                        President and Chief Executive Officer

April 28, 1997


                 YOUR PROXY IS IMPORTANT. NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, PLEASE VOTE IN SUPPORT OF THE ELECTION OF THE ZAPATA NOMINEES AND THE PROPOSAL RECOMMENDING THAT THE BOARD OF DIRECTORS TAKE ACTION TO REDEEM THE RIGHTS ISSUED UNDER OR OTHERWISE TERMINATE THE RIGHTS PLAN BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED THE BOARD'S WHITE PROXY CARD, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD.

                                   SCHEDULE I
                            INFORMATION ABOUT ZAPATA
                             AND OTHER PARTICIPANTS

                 The Participants currently include the Zapata Nominees and Zapata.

ZAPATA NOMINEES

                 The name, business address and present occupation or employment or business of the Zapata Nominees are described in the Proxy Statement under "Annual Meeting Proposals -- Proposal 1 -- Zapata Nominees for Directors." Malcolm I. Glazer and Avram A. Glazer each made one late filing, each with respect to one transaction, with the Securities and Exchange Commission of a report required by Section 16(a) of the Exchange Act.

ZAPATA CORPORATION

                 Zapata Corporation's principal business activities currently include marine protein operations, food services operations conducted through the Company and oil and gas operations in Bolivia. Zapata recently has announced a new multi-industry strategy that includes expansion into various businesses as appropriate opportunities present themselves. Zapata's principal executive offices are located at 1717 St. James Place, Suite 550, Houston, Texas 77056. Zapata beneficially owns 5,877,304 shares (approximately 40.4%) of the outstanding Common Stock, of which 870,000 shares are owned of record. Zapata has made three purchases of Common Stock in the past two years. It purchased 4,189,298 shares of Common Stock on August 7, 1995, 818,006 shares of Common Stock on June 19, 1996, and 870,000 shares of Common Stock on July 1, 1996. Zapata paid the purchase price for the shares it acquired on August 7, 1995 by issuing a subordinated promissory note, payable to the order of Malcolm
I. Glazer, as trustee of the Malcolm I. Glazer Trust, in the principal amount of $18.8 million, bearing interest at the prime rate and maturing in August 1997, subject to prepayment at Zapata's option. Zapata has prepaid the entire principal amount of and interest under the promissory note. Zapata made one late filing with the Securities and Exchange Commission of a Form 4 required by
Section 16(a) of the Exchange Act, in connection with Zapata's June 19, 1996 purchase of Common Stock.

OTHER INFORMATION REGARDING THE ZAPATA NOMINEES AND ZAPATA

                 Except as disclosed in the Proxy Statement and in the Schedules thereto, none of the Zapata Nominees or Zapata: (i) has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates may be a party; or (ii) was a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited, to joint ventures, loans or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

                 Each Zapata Nominee has provided the Company with a written consent stating his consent to being named as a Zapata Nominee and to serve as a member of the Board of Directors of the Company, if elected. Zapata intends to appear in person or by proxy at the meeting of stockholders to nominate the Zapata Nominees and to bring Proposal 3 before the 1997 Annual Meeting. Certain additional information relating to, among other things, the ownership, purchase and sale of securities of the Company by the Participants and their respective associates, or arrangements with respect thereto, is set forth in Schedule II below.

                 Zapata beneficially owns 5,877,304 shares (approximately 40.4%) of the outstanding Common Stock. Malcolm I. Glazer is a director of Zapata and the Company and may be deemed a beneficial owner of such shares because he beneficially owns approximately 35.2% of the outstanding common stock of Zapata and is the Chairman of the Board of Directors of Zapata.
Zapata understands that Malcolm I. Glazer disclaims beneficial ownership of such shares of Common Stock. Malcolm I. Glazer also holds 5,979 shares of Common Stock granted to him in lieu of directors' fees and currently exercisable options to purchase 3,000 shares of Common Stock granted to him as a non-employee director of the Company. Avram A. Glazer is a director of Zapata and the Company and holds 5,979 shares of Common Stock granted to him in lieu of directors' fees and currently exercisable options to purchase 3,000 shares of Common Stock granted to him as a non-employee director of the Company. Avram A. Glazer also has an option to purchase 20,000 shares of Zapata's common stock. Robert V. Leffler, Jr. is a director of Zapata and has an option to purchase 13,333 shares of Zapata's common stock exercisable within 60 days. Malcolm I. Glazer is the father of Avram A. Glazer.

                                  SCHEDULE II
                        OWNERSHIP OF AND TRANSACTIONS IN
                     SHARES OF THE COMPANY BY PARTICIPANTS

                 Based on information in the Company Proxy Statement, as of the Record Date (March 21, 1997), there were 14,552,233 shares of Common Stock outstanding. As of the Record Date, according to information known to Zapata, Participants held an aggregate of 5,895,262 shares of Common Stock (excluding currently exercisable options to purchase 3,000 shares of Common Stock held by each of Malcolm I. Glazer and Avram A. Glazer), representing approximately 40.5% of the voting power of the outstanding Common Stock, based on the number of outstanding shares set forth above. Based on that number, as of the Record Date, Participants and their respective associates beneficially owned shares of Common Stock as set forth below in the table. Unless otherwise indicated, such persons have sole voting and investment power with respect to such shares and all such shares were owned beneficially and of record by the person indicated.

 Name and Address                                Number of Shares          Percent
 of Beneficial Owner                            Beneficially Owned         of Class
 -------------------                            ------------------         --------
 Zapata Corporation                                     5,877,304           40.4%
 1717 St. James Place
 Suite 500
 Houston, Texas  77056

 Malcolm I. Glazer                                      5,886,283(1)        40.4%
 1482 South Ocean Boulevard
 Palm Beach, Florida  33480

 Avram A. Glazer                                            8,979(2)          *

 Robert V. Leffler, Jr.                                        --             --

---------------------
         *       Less than one percent of the outstanding shares of Common
Stock.

         (1) The ownership indicated includes 5,877,304 shares owned by Zapata and 3,000 currently exercisable options to purchase shares of Common Stock granted to Mr. Glazer as a non-employee director of the Company. Mr. Glazer may be deemed a beneficial owner of the shares held by Zapata because he beneficially owns approximately 35.2% of the outstanding common stock of Zapata and is the Chairman of the Board. Zapata has been informed that Mr. Glazer disclaims beneficial ownership of such shares.

         (2) The ownership indicated includes 3,000 currently exercisable options to purchase shares of Common Stock granted to Avram A. Glazer as a non-employee director of the Company.

                 Information regarding purchases and sales of shares of the Common Stock by Participants since April 1, 1995 is set forth below.


                                                     Transaction            Number of
Participant                        Transaction           Date                 Shares
-----------                        -----------           ----                 ------
Avram A. Glazer                        (1)              9/30/96                    4,961
                                                        1/31/97                    1,018

Malcolm I. Glazer                      (1)              9/30/96                    4,961
                                                        1/31/97                    1,018

Malcolm I. Glazer, as Trustee         Sale              8/07/95                4,189,298(2)
of the Malcolm I. Glazer Trust

Zapata Corporation                  Purchase            8/07/95                4,189,298(2)
                                    Purchase            6/19/96                  818,006
                                    Purchase            7/01/96                  870,000

_____________________

         (1) These shares were issued pursuant to the Company's Non-Employee Directors' Compensation Plan, which provides that non-employee directors may elect to receive their directors' fees in the form of shares of Common Stock.

         (2) The Malcolm I. Glazer Trust sold 4,189,298 shares of Common Stock to Zapata on August 7, 1995. Malcolm I. Glazer was the trustee and beneficial owner of the Malcolm I. Glazer Trust at the time of the sale of the shares to Zapata. Zapata paid the purchase price for these shares by issuing a subordinated promissory note, payable to the order of Malcolm I. Glazer, as trustee of the Malcolm I. Glazer Trust, in the principal amount of $18.8 million, bearing interest at the prime rate and maturing in August 1997, subject to prepayment at Zapata's option. Zapata has prepaid the entire amount of principal and interest under the promissory note.

                        YOUR VOTE IS EXTREMELY IMPORTANT

         Regardless of the number of shares of Common Stock you own, please vote as recommended by Zapata by taking these simple steps:

1. Please SIGN, MARK, DATE and MAIL the enclosed BLUE proxy card in the enclosed postage-paid envelope as soon as possible before the Annual Meeting on May 16, 1997.

2. If you wish to vote for the Zapata Nominees, you must submit the enclosed BLUE proxy card, even if you have already submitted the Company's proxy card. Only your latest dated and signed proxy card will count at the Annual Meeting.

3. If your shares are held for you in "street name" by a bank or broker, the bank or broker may not give your proxy without your instruction. Please call your bank or broker and instruct your representative to vote for the Zapata Nominees on the BLUE proxy card and the proposal recommending that the Board of Directors take action to redeem the rights issued under or otherwise terminate the Rights Plan.

4. If you have any questions or require any additional information concerning this Proxy Statement, please contact either:

                 Zapata Corporation
                 1717 St. James Place
                 Suite 550
                 Houston, Texas 77056
                 (713) 940-6100

         or our solicitation agent who can also assist stockholders in voting or changing their vote:

                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                            Toll Free (800) 223-2064

                                       or

                             Bankers and Brokerage
                           Firms please call collect:
                                 (212) 440-9800


                       TIME IS SHORT.  PLEASE VOTE TODAY!

                          ENVIRODYNE INDUSTRIES, INC.
                         ANNUAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON MAY 16, 1997
                           THIS PROXY IS SOLICITED BY
                               ZAPATA CORPORATION

                 The undersigned stockholder of Envirodyne Industries, Inc.
(the "Company") hereby appoints Avram A. Glazer, Joseph L. von Rosenberg III and Robert A. Gardiner, and each of them with full power of substitution, for and in the name of the undersigned, proxies to represent and to vote, as designated below, all shares of common stock of Envirodyne Industries, Inc. that the undersigned is entitled to vote if personally present at the 1997 Annual Meeting of Stockholders of Envirodyne Industries, Inc., to be held on May 16, 1997 at 9:00 a.m., local time, at Sidley & Austin, One First National Plaza, 55th Floor, Chicago, Illinois, and at any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

         IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

         PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROVIDED.

         This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE DEEMED TO BE A DIRECTION TO VOTE FOR PROPOSAL 1, FOR PROPOSAL 2 AND FOR PROPOSAL 3.

[X] Please mark
    votes as in
    this example.

ZAPATA RECOMMENDS A VOTE FOR PROPOSAL 1, FOR PROPOSAL 2 AND FOR PROPOSAL 3.

         1.      ELECTION OF DIRECTORS:

         [ ]     FOR all nominees except           [ ]      WITHHOLD AUTHORITY
                 as marked below                            for all nominees

                 Zapata Nominees: Malcolm I. Glazer, Avram A. Glazer and Robert V. Leffler, Jr.

INSTRUCTION: To withhold authority to vote for election of one or more persons nominated by Zapata, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space below.

________________________________________________________________________________

________________________________________________________________________________

        2. RATIFICATION OF APPOINTMENT OF COOPERS & LYBRAND L.L.P. AS THE COMPANY'S ACCOUNTANTS FOR THE 1997 FISCAL YEAR:

         [ ]  FOR                [ ]  AGAINST               [ ]  ABSTAIN

        3. RECOMMENDATION THAT THE BOARD OF DIRECTORS OF THE COMPANY TAKE APPROPRIATE ACTION TO REDEEM AS SOON AS PRACTICABLE THE RIGHTS ISSUED UNDER THE STOCKHOLDER RIGHTS PLAN ADOPTED BY THE BOARD AS OF JUNE 26, 1996 OR OTHERWISE TERMINATE THE RIGHTS PLAN AND NOT IMPLEMENT ANY OTHER STOCKHOLDER RIGHTS PLAN WITHOUT A BINDING VOTE OF THE COMPANY'S STOCKHOLDERS:

         [ ]  FOR                [ ]  AGAINST               [ ]  ABSTAIN


                            Please date and sign this Proxy exactly as your name appears hereon and return this Proxy in the enclosed postage-paid envelope.



                            ----------------------------------------------------
                                                 (Signature)


                            ----------------------------------------------------
                                         (Signature, if held jointly)


                            ----------------------------------------------------
                                                   (Title)


                            Dated:
                                  ----------------------------------------------

                            When shares are held by joint tenants, both should sign. When signing as attorney in fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.